SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34300; 812-15131

Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC

June 14, 2021

AGENCY:  Securities and Exchange Commission ("Commission").

ACTION:  Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, pursuant to sections 6(c) and 23(c) of the Act, granting an exemption from rule 23c-3 under the Act, and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares of beneficial interest ("Shares") and to impose asset-based service and/or distribution fees and early withdrawal charges.

Applicants: Calamos-Avenue Opportunities Fund (the "Initial Fund") and Calamos Avenue Management, LLC (the "Advisor").

Filing Dates:  The application was filed on May 27, 2020, and amended on December 16, 2020, and March 17, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail.  Hearing requests should be received by the Commission by 5:30 p.m. on July 9, 2021, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability of

a hearing on the matter, the reason for the request, and the issues contested.  Persons who wish to

be notified of a hearing may request notification by e-mailing to the Commission's Secretary at

Secretarys-Office@sec.gov.

ADDRESSES:  The Commission: Secretarys-Office@sec.gov. Applicants: c/o Richard

Horowitz, by email to richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT:  Asaf Barouk, Attorney-Advisor, at (202) 551-

4029 or Parisa Haghshenas, Branch Chief at (202) 551-6825 (Division of Investment

Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  The following is a summary of the application.  The

complete application may be obtained by searching the Commission's website, at

http://www.sec.gov/search/search.htm, using the application's file number or the applicant's

name, or by calling the Commission at (202) 551-8090.

Applicants' Representations:

1.      The Initial Fund is a newly organized Delaware statutory trust registered under the

Act as a closed-end management investment company that is operated as an interval fund. The

Initial Fund will be classified as a diversified investment company as defined under section

5(b)(1) of the Act. The Initial Fund's investment objectives are to generate attractive risk-

adjusted total returns, comprised of both capital appreciation and current income, by

opportunistically investing in a global portfolio of distressed credit opportunities and other

primarily illiquid debt instruments, complemented by liquid credit and alternative investment

2.      The Advisor is a limited liability company organized under the laws of the state of Delaware. The Advisor, established in 2019, will serve as investment adviser to the Initial Fund. The Advisor is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940.

3.      The applicants seek an order to permit the Initial Fund to offer investors multiple classes of Shares of beneficial interest with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges.

4.      Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Advisor, its successors,[1] or any entity controlling, controlled by, or under common control with the Advisor, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either rule 23c-3 under the Act or rule 13e-4 under the Securities Exchange Act of 1934 (the "1934 Act") (each such closed-end investment company, a "Future Fund" and, together with the Initial Fund, each, a "Fund" and collectively, the "Funds").[2]

5.      The Initial Fund intends to issue a class of Shares atnet asset value plus the applicable front-end sales load and an annual asset-based distribution and/or service fee (the "InitialClass Shares"). The Shares will be offered on a continuous basis at net asset value pershare plus the applicable sales load. The Shares will not be offered or traded in a secondary market and will not

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The Initial Fund and any Future Fund relying on the requested relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

be listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial Fund is an unlisted closed-end fund.

6.      If the requested relief is granted, the Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares, or any other classes. Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

7.      Applicants state that, from time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics of the Initial Class described in the application, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution andShareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in the application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a distribution plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the Act.

8.      Applicants state that, in order to provide some liquidity to shareholders, the Initial Fund isstructured as an "interval fund" and makes semi-annual offers to repurchase between 5% and 25% of its outstanding Shares at net assetvalue ("NAV"), pursuant to Rule 23c-3 under the Act, unless such offer is suspended or postponed in accordance with regulatory requirements.

Any other closed-end investment company that intends to rely on this relief will provideperiodic liquidity to shareholders in accordance with either Rule 23c-3 under the Act or Rule 13e-4 under the 1934 Act.

9.      Applicants represent that any asset-based service and/or distribution fees of a Fund will comply with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority ("FINRA Rule 2341") as if that rule applied to the Fund.[3]  Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A.  As is required for open-end funds, each Fund will disclose its expenses in shareholder reports, and describe any arrangements that result in breakpoints in, or elimination of, sales loads in its prospectus.[4]  In addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge funds.[5]

10.      Each Fund and its distributor (the "Distributor") will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.  Each Fund or the Distributor will contractually require that any other distributor

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[3] Any references to FINRA Rule 2341include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[4] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[5] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release).  See also rules 12d1-1, et seq. of the Act.

of the Fund's Shares comply with such requirements in connection with the distribution of Shares of the Fund.

11.     Each Fund will allocate all expenses incurred by it among its various classes of Shares based on the net assets of the Fund attributable to each class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Shareholder Services Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.  Expenses of a Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class.  Applicants state that each Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

12.     Applicants state that the Initial Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future by a Fund will comply with rule 11a-1, rule 11a-3, and rule 18f-3 as if the Fund were an open-end investment company.

13.     Applicants state that the Initial Fund does not currently intend to impose an early withdrawal charge.  However, in the future a Fund may impose an early withdrawal charge on shares submitted for repurchase that have been held less than a specified period.  The Fund may waive the early withdrawal charge for certain categories of shareholders or transactions to be established from time to time.  Applicants state that each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act as if the Fund was an open-end investment company.

14.     Each Fund operating as an interval fund pursuant to rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds").  Shares of a Fund operating pursuant to rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in rule 23c-3 under the Act.  Any exchange option will comply with rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to rule 11a-3.  In complying with rule 11a-3 under the Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load.

15.     Applicants state that the Initial Fund does not currently intend to impose a repurchase fee, but may do so in the future.[6]  If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year.  Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with section 18 of the Act and rule 18f-3 thereunder.  To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of rule 22d-1 under the Act as if the repurchase fee were a contingent deferred sales load and as if the Fund were a

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[6]  Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

registered open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

Applicants' Legal Analysis:

Multiple Classes of Shares

1. Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Applicants state that the creation of multiple classes of shares of the Funds may violate section 18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2. Section 18(c) of the Act provides, in relevant part, that a registered closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of a Fund may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3. Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of a

Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.　　　Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(a)(2), 18(c) and 18(i) to permit the Funds to issue multiple classes of Shares.

5.　　　Applicants submit that the proposed allocation of expenses relating to distribution and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit each Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder options. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Early Withdrawal Charges

1.　　　Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2.     Rule 23c-3 under the Act permits a registered closed-end investment company (an "interval fund") to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the Act permits an interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3.     Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

4.     Applicants request relief under section 6(c), discussed above, and section 23(c)(3) from rule 23c-3 to the extent necessary for each Fund to impose early withdrawal charges on shares of the Fund submitted for repurchase that have been held for less than a specified period.

5.     Applicants state that the early withdrawal charges they intend to impose are functionally similar to contingent deferred sales loads imposed by open-end investment companies under rule 6c-10 under the Act. Rule 6c-10 permits open-end investment companies to impose contingent deferred sales loads, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of contingent deferred sales loads where there are adequate safeguards for the investor and state that the same policy considerations support imposition of early withdrawal charges in the interval fund context. In

addition, applicants state that early withdrawal charges may be necessary for the Fund's Distributor to recover distribution costs. Applicants represent that any early withdrawal charge imposed by a Fund will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. Each Fund will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales loads.

Asset-Based Service and/or Distribution Fees

1.      Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.      Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit each Fund to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies, which they believe will resolve any concerns that might arise in connection with a Fund financing the distribution of its shares through asset-based service and/or distribution fees.

For the reasons stated above, applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent with the protection of investors and will ensure that applicants do not unfairly discriminate against any holders of the class of securities to be purchased.  Finally, applicants state that the Funds' imposition of asset-based service and/or distribution fees is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the requested order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.


J. Matthew DeLesDernier
Assistant Secretary